UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 002-09048

THE BANK OF NOVA SCOTIA

(Registrant’s name)

40 Temperance Street, Toronto, Ontario, M5H 0B4

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statement on Form F-3 (File No. 333-282565) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: November 8, 2024	By:	/s/ Darren Potter
		Name:	Darren Potter
		Title:	Managing Director, Term Funding & Capital Management

EXHIBIT

Exhibit	Description of Exhibit

99.1	Distribution Agreement, dated November 8, 2024, between The Bank of Nova Scotia and Scotia Capital (USA) Inc.

99.2	Calculation Agency Agreement, dated as of November 8, 2024, between The Bank of Nova Scotia and Computershare Trust Company, N.A.

99.3	Exchange Rate Agency Agreement, dated as of November 8, 2024, between The Bank of Nova Scotia and Computershare Trust Company, N.A.